Exhibit 4(A)

                   EXCERPTS FROM THE ARTICLES OF CONTINUANCE
                         OF SEVEN SEAS PETROLEUM INC.

The Corporation is authorized to issue an unlimited number of shares and the authorized capital of the Corporation is to be divided into common shares and Class A Preferred shares which shall have the following rights and conditions:

COMMON SHARES

            The holders of the common shares shall be entitled:

(a) To vote at all meetings of shareholders of the Corporation except meetings at which only holders of a specified class of shares are entitled to vote;

(b) To receive, subject to the rights of the holders of another class of shares, any dividend declared by the Corporation; and

(c) To receive, subject to the rights of the holders of another class of shares, the remaining property of the Corporation on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

CLASS A PREFERRED SHARES ISSUABLE IN SERIES

            The Class A Preferred Shares of the Corporation shall have the rights and shall be subject to the restrictions, conditions and limitations as follows:

(a) The Corporation may issue Class A Preferred Shares in one or more series;

(b) The directors may by resolution authorize Articles of Amendment of the Corporation fixing the number of shares in, and determining the designation of the shares of, each series of Class A Preferred Shares;

(c) The directors may by resolution authorize Articles of Amendment of the Corporation creating, defining and attaching special rights and restrictions to the shares of each series.

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